Mail Stop 4561

July 25, 2006

By U.S. Mail and Facsimile to (212) 444-7530

Mr. Vishal Garg
Chief Financial Officer
MRU Holdings, Inc.
600 Lexington Avenue, 3rd Floor
New York, New York 10036

> **Re:** **MRU Holdings, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2005**
> **Filed September 28, 2005**
> **File No. 000-33487**

Dear Mr. Garg:

We have reviewed your response filed with us on June 23, 2006 and have the following comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ended June 30, 2005 (Transitional Period)

Note 2: Summary of Significant Accounting Policies, page F-7
Student Loans Receivable

1. Your May 8, 2006 response to prior comment 8 included the following proposed disclosure concerning your policy for determining the fair value of your student loan portfolio: "The Company determined the fair value of its

student loans receivable by reviewing valuations of the same or similar instruments held in the market, which have default, delinquency, repayment, and prepayment data characteristics **which are not known to the Company** but assumed to be comparable to the student loans receivable that the Company holds." Furthermore in your June 23, 2006 response to comment 4 you indicate that your assertion that such market instruments were similar to those held in your portfolio is based solely on an *assumption* of comparability, without knowledge to the contrary. It is not clear to us how you can make an assertion that such market instruments are similar to those held in your portfolio simply on the basis of an assumption without performing any procedures to verify whether that assumption has any merit. However, we do not have enough information to agree or disagree with your methodology for determining the fair value of your student loan portfolio.

Since the company's management is in possession of all facts with respect to the matters discussed above and addressed in your correspondence, they are responsible for the accuracy and adequacy of the financial statements and disclosures made notwithstanding the staff's comments in this letter, and your independent registered accountant is responsible for its report on the financial statements. All persons who are responsible for the accuracy and adequacy of the disclosure in the company's filings made with the Commission are urged to be certain that all information required for investors to make an informed decision is provided.

Please confirm to us in your response that you will take the necessary action to improve your methodology to obtain sufficient, persuasive evidence to justify your reliance upon market instruments for purposes of valuing your loan portfolio and to better comply with SFAS 107. Confirm that your revised methodology will include procedures to verify the comparability of your portfolio's default, delinquency, repayment, and prepayment characteristics to market instruments with similar characteristics.

Note 5: Stockholders' Equity
Preferred Stock, page F-12

2. We note your response to prior comment 5. We do not agree with your assertion that APB 9 and APB 20 are not relevant in these circumstances. We believe that the correction of this error on previously issued financial statements not only affects the amounts reported in the equity section of your balance sheet, but also certain amounts reported on your Statements of Operations. Specifically, EITF 98-5 describes the amortization of a beneficial conversion feature on preferred stock as analogous to a dividend and requires it to be recognized as a return to the preferred shareholders. Therefore, as your

convertible preferred stock is convertible from the date of issuance, the entire amount of the beneficial conversion feature should be recognized as a dividend on preferred stock. Thus the recognition of the beneficial conversion feature will affect your loss available to common shareholders and consequently EPS. Please restate your financial statements to reflect the recognition of the beneficial conversion feature and include all disclosures required by APB 20 for the restatement of your financial statements.

Warrants, page F-12

3. We note your response to prior comment 6. You represented to us in your March 15, 2006 response to prior comment 18 that all of your warrants have a cashless exercise feature. Please note that cashless exercise permits the holder to exercise the warrant without paying the exercise price in cash and receive the intrinsic value in an equivalent number of shares. Please clarify for us whether this is what you meant by "cashless exercise" or if you simply meant that your warrants have an exercise price of zero.

- If your warrants truly do have a cashless exercise feature, please restate your financial statements to account for such warrants as derivative financial instruments at fair value in accordance with SFAS 133. Under paragraph 6(c) of SFAS 133, instruments with a cashless exercise feature would meet the definition of a derivative. Under EITF 00-19 instruments that include *any* provision that could require net cash settlement (including cashless exercise) would result in liability classification under EITF 00-19. As a result, warrants with a cashless exercise feature would meet the definition of a derivative in SFAS 133 and would not qualify for the paragraph 11(a) scope exception.

- If your warrants do not have a cashless exercise feature but have an exercise price equal to zero, please explain to us how this reconciles to the table provided in your March 15, 2006 response to prior comment 18 which shows that all outstanding warrants have exercise prices greater than zero.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3426 if you have questions regarding these comments.

Sincerely,

Angela Connell
Senior Accountant